

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via E-mail</u>
Shawn A. Jenkins
Chief Executive Officer
Benefitfocus, Inc.
100 Benefitfocus Way
Charleston, SC 29492

> **Re: Benefitfocus, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 10, 2013**
> **CIK No. 0001576169**

Dear Mr. Jenkins:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3.   Your prospectus cover page is in an improper electronic format and we are unable to perform key word searches of the disclosure contained within. Please revise to comply with Rule 301 of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Inside Front Cover Pages

4.   Your second graphics page includes a graph representing the number of Benefitfocus platform members since 2007. Please provide us the actual membership figures your graph represents and support for such figures on a supplemental basis. In addition, clarify in your response whether the number of members for each year is cumulative and whether it is limited to active or current members.

5.   Your third page of graphics titled "Benefitfocus Technology" is illegible. Please provide us with a clear, color copy of this page and clarify whether these pages are representative of interfaces currently used by your customers or end-users.

Prospectus Summary, page 1

6.   Please revise to disclose the basis of your disclosure on page 1 that you are a "leading provider of cloud-based benefits solutions for consumers, employers, insurance carriers and brokers." Your revised disclosure should provide sufficient specificity as to the criteria on which you base your conclusion that you are a leading provider, such as sales or market share information. We note from your website that you have recently issued press releases stating that you are the "country's largest benefits technology company." See, e.g., "Benefitfocus Launches HR InTouch Marketplace for Large Employers," April 25, 2013. Please provide us with support for your claims.

7.   Please revise here, in your graphics, and elsewhere as appropriate, to clarify the definition of members, consumers, and customers. For example, on the second page of your graphics, you indicate that you have more than 20 million members, but it is unclear whether you mean employees of your employer clients and/or the insured of your carrier clients. These terms appear to be used interchangeably throughout your prospectus.

Further, on page 2, you reference "individual customers, or members," but elsewhere the term "customer" refers to just the subscription paying employers and insurance carriers.

Risk Factors, page 12

8. Please tell us what consideration you gave to including a risk factor discussing the conflict of interest arising from having Goldman, Sachs & Co., an affiliate of your controlling stockholder, serve as your lead underwriter as described on page 132.

9. Please include a prominently placed risk factor that discusses the fact that investors are relying on a qualified independent underwriter to price the securities and conduct due diligence. Describe the conditions that led to the need to obtain a qualified independent underwriter and disclose the ownership interests of the relevant parties.

10. In the last risk factor on page 15, you indicate that your carrier agreements generally have duration periods of four to ten years and do not automatically renew. Please revise here and elsewhere as appropriate to clarify whether these agreements are cancellable by carriers, and if so, under what circumstances they may cancel these agreements.

11. In the last risk factor on page 31, please revise to clarify the post-effective ownership of the Goldman Funds.

Industry and Market Data, page 35

12. Please provide us supplemental copies of the reports or other source documentation that you cite in your prospectus summary, business section and on pages 35-36 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Tell us whether any of the reports were commissioned for your use. If so, please file the appropriate consents required by Rule 436 of Regulation C.

Use of Proceeds, page 37

13. To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 4-5 and 77-78 you describe your growth strategy, but do not indicate if they will be funded via offering proceeds. On page 70, you indicate that you plan on $4.5 million to $6.5 million in capital expenditures in the next 12 months, but it is unclear if this represents the additional investment specified in your growth strategy

disclosure or if you will rely on offering proceeds to fully implement your growth strategy. Please revise to clarify.

Consolidated Selected Financial Data, page 42

14.   We note your disclosure on page 37 that you will use $7 million of net proceeds from this offering to repay the balances outstanding under several promissory notes. Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding borrowings. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview, page 46

15.   While your discussion under "Components of Operating Results" addresses your expectations regarding individual line items, it does not provide a sense of your consideration of these potentially offsetting impacts on the company's aggregate profitability. In light of your losses in prior periods and your plans to continue expanding capacity and grow your business, please revise to provide a discussion of your expectations and considerations of how your growth strategy and operational changes will affect your overall profitability, including whether you anticipate generating a profit in the next fiscal year and the basis for that belief. Please refer to Item 303(a)(3) of Regulation S-K and Section III.A of SEC Release 33-8350.

Key Financial and Operating Performance Metrics, page 47

16.   On pages 15 and 16 you indicate the importance of retaining your existing customers and of your renewal rates but your renewal rates are not disclosed. We note your discussion of the metric "software services revenue retention rate." This metric appears to take into account increasing revenues from existing customers derived by selling additional solutions to them or expanding their member base, which makes it difficult to discern the number of existing customers that fail to renew or no longer continue to use your solutions. Accordingly, please tell us whether your renewal rate, in addition to the software services revenue retention rate, is a key metric used by management to evaluate your results of operations.

17.   Please tell us why you have not provided the software services revenue retention rate by customer segment considering your large employer segment is generally based on

agreements that are renewable on an annual basis while your carrier segment customers generally have long term agreements.

18.   Please advise us whether bookings or total value of long term agreements is a key metric for management.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition and Deferred Revenue, page 60

19.   You disclose that professional services fees are recognized ratably over the longer of the contract term or the estimated expected life of the customer relationship. Please revise to quantify the estimated expected life, explain how you derive the estimate, and describe any differences between the expected life by customer type.

Goodwill, page 61

20.   Please tell us more about the qualitative analysis performed as of October 31, 2012, including the specific qualitative factors considered. Tell us whether you performed a step one analysis subsequent to your qualitative assessment and if so, describe the results. Additionally, tell us what consideration was given to more clearly disclosing the steps and analyses actually performed as of the most recent assessment. Please refer Section V of SEC Interpretive Release No. 33-8350.

Stock-Based Compensation, page 61

21.   Please tell us when you determine your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

22.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

23.   For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

24.   We note the tabular presentation on page 65 summarizes by grant date stock options granted from January 1, 2012 through the date of this prospectus with the most recent grant being the October 1, 2012 grant. However, on page F-32 you disclose that 142,000

stock options were granted subsequent to December 31, 2012. Please revise your presentation to include similar details for grants through the date of the prospectus. You should also revise your disclosures to discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and discuss the significant factors contributing to the difference in the fair value determined between the October grant and the subsequent grant. Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

Liquidity and Capital Resources, page 68

25.   Please revise to disclose the material terms of your $6 million master credit facility. Also, please file your credit agreement in its entirety as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Business, page 73

The Benefitfocus Solutions, page 75

26.   On page 75 you disclose that employers are shifting to "defined contribution plans," which may increase the demand for your exchange solutions that provide employees choices for their health care needs. Please revise to explain how defined contribution plans differ from traditional defined benefit health care plans and how your products work with each type of plan.

Customer Case Studies, page 82

27.   Please revise to provide context for your statistics used to portray the successful implementation of your solutions. For example, please clarify what you mean by "multi-million dollar efficiencies" and provide the time periods of when the statistics were measured.

Technology Infrastructure and Operations, page 84

28.   In light of your risk factor on page 24 regarding your reliance on your two third-party data centers, please advise us whether you have any material agreements with the data center providers that are required to be filed under Item 601(b)(10) of Regulation S-K.

Competition, page 85

29.   Please revise to clarify whether any of the competitors that you list on page 85 offers a cloud-based benefits or exchange solution.

Government Regulation, page 87

30.   Please revise to clarify how the Patient Protection and Affordable Health Care Act will "affect the business of many of [y]our customers." In particular, please discuss how the law affects large employers and insurers to provide investors with context regarding the possible impact to your business model.

Management

Audit Committee, page 96

31.   Please advise us whether there are any arrangements to appoint additional board members or audit committee members to comply with the independence standards under Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

Executive Compensation, page 99

32.   Please revise to clarify whether your board or compensation committee has adopted an annual cash incentive program for 2013. You submitted a description of Benefitfocus.com, Inc.'s Management Incentive Bonus Program on a form basis as Exhibit 10.6, but it is unclear whether it refers to 2012 or 2013 compensation.

33.   Please revise to clarify whether the Goldman board designees' right to approve any annual base salary increase of more than 5% for Messrs. Jenkins and Holland, as disclosed on page 100 and in Exhibits 10.7 and 10.8, survives the close of the IPO. If so, please advise us whether you will file amended employment agreements on a pre-effective basis.

Certain Relationships and Related-Party Transactions, page 109

34.   On page 130, you state that certain of your underwriters and their respective affiliates have provided and may provide in the future a variety of financial services activities. Since Goldman, Sachs & Co. is your lead underwriter and an affiliate of your controlling stockholder, please tell us whether you have any transactions with Goldman, Sachs & Co. or their affiliates that would require disclosure under Item 404(a) of Regulation S-K.

Principal and Selling Shareholders, page 114

35.   Please tell us the purpose of your disclosure in note (5) to the beneficial ownership table that the Goldman Sachs Group, Inc., Goldman, Sachs & Co., Joseph P. DiSabato and Raheel Zia disclaim beneficial ownership of the shares of stock owned directly or indirectly by the Goldman Funds. It is unclear why you provide such disclaimers on behalf of your stockholders.

Shawn A. Jenkins
Benefitfocus, Inc.
June 6, 2013
Page 8

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Don Reynolds, Esq.
        Wyrick Robbins Yates & Ponton LLP